LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

October 28, 2015

VIA EDGAR

Marianne Dobelbower

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

TCG Financial Series Trust IV (File Numbers: 333-189483; 811-22829) (“Registrant”)

Dear Ms. Dobelbower:

Kindly accept this letter in response to our telephone conversation on September 14, 2015 wherein you have provided comments to the above referenced registrant’s POS485(A) filing submitted on July 29, 2015.  Pursuant to your request we are filing simultaneously herewith the registrant’s revised filing which is to be effective October 28, 2015 as Post-Effective #4.

Accordingly, find the Registrant’s responses below.

PROSPECTUS

General:

1.

Note that the “Service Shares”, “Investor A Shares”, “Investor B Shares” and “Investor C Shares” are not offered at this time.

Response:

-

The following disclosure has been added to footnote #2 in response to this comment.

2.

“Estimated for the current fiscal year.  Service Shares, Investor A Shares, Investor B Shares and Investor C Shares are not yet being offered for sale at this time. “

Fund Summary:

2.

Revise the “Fee Table” to disclose the “Acquired Funds Fees and Expenses” incurred by the Fund.

Response:

-

The Registrant did not incur a reportable amount of acquired fund fees and expenses for the most recent fiscal period.

3.

Clarify the term of the contractual agreement relating to the Advisor’s fee waiver and/or reimbursement and revise the applicable footnote accordingly.

Response:

-

The disclosure in the referenced footnote has been revised to reflect that the referenced contractual agreement is in effect until October 31, 2016.  Kindly refer to the disclosure set forth in the Registrant’s response to your comment #4 which confirms this response.

4.

Clarify which contractual agreement the last sentence of Footnote 3 of the “Fee Table” beginning with “The agreement may be terminated upon ninety (90) days’ written notice by a majority of the non-interested Trustees…” is referring to.

Response:

-

The referenced disclosure has been revised as set forth below to clarify that the agreement referenced in that sentence is the contractual expense limitation agreement.

3.

As described in the “Management of the Funds” section of the Fund’s prospectus on pages 13 through 15, Catalyst has contractually agreed to waive and/or reimburse fees and/or expenses in order to limit the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding any front-end or contingent deferred loads, any Rule 12b-1 fees, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation) to 0.30% for all share classes until October 31, 2016 (the “contractual expense limitation agreement”). The Fund may have to repay some of these waivers and/or reimbursements to Catalyst in the following three (3) years provided that the current year’s expense ratio is less than the prior year contractual expense cap that was in place when such prior year expenses were waived. The contractual expense limitation agreement may be terminated by a majority of the non-interested Trustees upon sixty (60) days’ written notice to the Advisor and will terminate automatically upon the termination of the Management Services Agreement.  The Advisor may not terminate this agreement without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.

5.

Revise the expense example to include the Year 5 and Year 10 expense disclosure pursuant to Item 3(6) of the instructions.

Response:

-

The disclosure has been revised to include Years 5 and 10 as set forth below.

	Institutional Shares	Service Shares	Investor A Shares	Investor B Shares	Investor C Shares
Year 1	$31	$31	$31	$31	$31
Year 3	$162	$173	$184	$195	$205
Year 5	$305	$328	$350	$373	$395
Year 10	$721	$777	$833	$888	$943

6.

Confirm that the Expense Example reflects the contractual fee waiver for the appropriate contractual periods it is in place and that rest of the time (Years 3, 5 and 10) will not be reflected with the fee waiver.

Response:

-

The expense example reflects the fee waiver for the periods which such contractual fee waiver agreement is applicable.

Principal Investment Strategies of the Fund:

7.

Include a definition or description of “repurchase agreements” where appropriate.

Response:

-

The definition of “repurchase agreements” is included in the Fund’s “Additional Information About the Fund’s Principal Investment Strategies and Related Risks” section of the statutory Prospectus and Statement of Information.

8.

 Confirm whether it is appropriate disclosure on the Fund’s N-MFP filing to have overnight deposits reflect a 1-day maturity and how this maturity effects the Fund’s ability to meet its 10% daily liquidity asset test set forth in Rule 2(a)-7.

Response:

-

The Registrant agrees that at this time that certain of its overnight deposits may not reflect a 1-day maturity and the Fund has other holdings to satisfy the 10% liquidity test.

9.

Clarify in the last sentence of the third paragraph of this section that the FDIC insurance applicable to the Fund’s Deposits is limited to $250,000 and that the Fund does not intend to exceed the FDIC maximum amount.

Response:

-

The following disclosure has been revised to read: “To the extent that each of the Fund’s Deposits are below the $250,000 limit each Deposit will be fully insured by the FDIC. The Fund does not intend exceed this limit.”

10.

Disclose how the Fund determines that a Deposit in an NRSRO unrated institution is of “comparable quality” to a Deposit in a NRSRO rated institution.

Response:

-

The Board has determined that “Deposits” held by the Fund are of comparable quality to those held in a NRSRO rated institution due to the underlying FDIC insurance on the Deposit.

11.

Disclose the basis for the belief that the Deposits present minimal credit risk as set forth in the penultimate sentence of the fourth paragraph of this section, which reads: “Deposits by the Fund present minimal credit risk and qualify for investments by the Fund.”

Response:

-

The disclosure has been revised to read as follows:

“Deposits by the Fund present minimal credit risk to the Fund because they are FDIC insured to the extent that each of the Fund’s Deposits are below the $250,000 limit.”

12.

Clarify whether the Fund intends to invest in any other type of money market securities and not just short-term US Government Securities as such relates to the disclosure in the first sentence of the fifth paragraph of this section.

Response:

-

The Fund does not intend to invest in any other money market securities other than short-term US Government securities and Deposits.  The Fund does intend to invest in shares of other money market funds.

13.

Revise the third sentence of the fifth paragraph to read, “Additionally, the Fund’s dollar-weighted average legal maturity (WAM) will be 60 days or less, and the dollar-weighted average life to maturity (WAL) of all of its investments will be 120 days or less.”

Response:

-

The disclosure has been revised accordingly.

14.

Disclose whether the Advisor will consider the credit quality of the issuer when making a determination of which securities to invest as part of the analysis in developing the Fund’s portfolio.

Response:

-

Disclosure has been added reflecting that the credit quality of the issuer is taken into consideration when making a determination of which securities the Fund will invest in as set forth below.

“The Fund’s Advisor seeks to develop an appropriate portfolio by considering the differences in yields among securities of different maturities and issue dates as well as the credit quality of the issuer.”

Principal Risks of Investing in the Fund:

15.

Revise the “New Fund Risk” to reflect that the Fund is now not new rather it has a limited operating history and that given the change in Advisors, update the last sentence of this paragraph to reflect the experience of the Catalyst group.

Response:

-

The disclosure has been revised as set forth below.

“Limited History of Operations. The Fund is a new or relatively new mutual fund and has a limited history of operations for investors to evaluate. The Advisor has extensive experience in managing mutual funds but only recently has begun to manage money market funds.”

16.

Move the disclosure fund in the paragraph beginning with “Investments in Fund shares are not deposits or obligations…” further up in the Risk Factor section.

Response:

-

The disclosure has been moved as requested.

The Fund’s Past Performance

17.

Update and revise the disclosure pursuant to Item 4(b)(2)(ii), (iii) and (iv) and the accompanying instructions. Further, include the Fund Bar chart and all of the required information as required.

Response:

-

The Fund does not have annual returns of at least one (1) calendar year as its operations began on July 3, 2014 and its fiscal year is June 30th, accordingly the Fund cannot provide the information requested.

18.

Provide a comparable primary index for which the Fund compares its performance pursuant to Item 4(b)(2)(ii), as required.

Response:

-

The Fund does not have annual returns of at least one (1) calendar year as it operations began on July 3, 2014 and its fiscal year is June 30th, accordingly the Fund cannot required provide the information requested.

More About the Fund – The Fund’s Investment Strategies:

19.

Revise “The Fund’s Investment Strategies” section to be consistent with the pages above.

Response:

-

This section has been revised to be consistent with the Principal Investment Strategies section set forth above in the summary prospectus.

20.

Clarify whether it is the Fund’s intention to be in overnight bank deposits as is reflected in the Fund’s N-CSR or to be in the 397 day strategy as is reflected in the Fund’s investment strategies.

Response:

-

The Fund’s current disclosure accurately reflects the intent of the investment strategies of the Fund which is to be in investments which are less than 397 days as set forth in Rule 2a-7.

21.

Disclose how the registrant defines “minimal credit risk”.

Response:

-

Additional disclosure has been provided in to the Registrant’s Statement of Additional Information as follows.

“The Trustees have delegated to the Advisor the responsibility of ensuring satisfaction of the regulations set forth in Rule 2(a)-7.  Accordingly, the Advisor  will acquire securities which the Adviser has determined to present minimal credit risks to the Fund and are of comparable quality to investments that are rated high quality by a nationally recognized statistical rating organization that is not an affiliated person, as defined in the Investment Company Act of 1940, of the issuer, or any insurer, guarantor, or provider of credit support for the instrument, and if it may receive all principal of, and accrued interest on, upon written notice, and within a period of time not to exceed 397 days.  The Board has determined that “Deposits” held by the Fund are of comparable quality to those held in a NRSRO rated institution due to the underlying FDIC insurance, which is backed by the full faith and credit of the US Government, on the Deposit and therefore pose minimal credit risk.”

22.

Disclose that the overnight bank deposits are Rule 2a-7 eligible.

Response:

-

The following disclosure has been included in the Registrant’s Statement of Additional Information to clarify that the Fund’s Deposits are Rule 2a-7 eligible.

 In satisfaction of the quality requirements of Rule 2a-7, Deposits acquired by the Fund which include overnight deposits, have been determined to present minimal credit risks and to be Eligible Securities.   "Eligible Securities" are defined as (i) Rated Securities with a remaining maturity of 397 or less days and which have received rating in one of the two highest rating categories; (ii) Unrated Securities that are of comparable equality, provided that an Unrated Security is not a Eligible Security if the security has received a long-term rating from any NRSRO that is not within the NRSRO's three highest long-term rating categories, unless the security has received a long-term rating from an NRSRO in one of the three highest rating categories, and provided that certain asset backed securities shall not be Eligible Securities unless they have received a rating from an NRSRO; and (iii) a security that is subject to a Demand Feature or Guarantee whether the Guarantee has received a rating from an NRSRO or the Guarantee is issued by a guarantor that has received a rating from an NRSRO with respect to a class of debt obligations (or any debt obligation within that class) that is comparable in priority and security to the Guarantee, or another institution, has undertaken promptly to notify the holder of the security in the event the Demand Feature or Guarantee is substituted with another Demand Feature or Guarantee.

The Trustees have delegated to the Advisor the responsibility of ensuring satisfaction of the regulations set forth in Rule 2(a)-7.  Accordingly, the Advisor  will acquire securities which the Adviser has determined to present minimal credit risks to the Fund and are of comparable quality to investments that are rated high quality by a nationally recognized statistical rating organization that is not an affiliated person, as defined in the Investment Company Act of 1940, of the issuer, or any insurer, guarantor, or provider of credit support for the instrument, and (ii) if it may receive all principal of, and accrued interest on, upon written notice, and within a period of time not to exceed 397 days.

In determining if a security complies with Rule 2(a)-7 the Advisor must: i) identify the payment terms of the security, such as the interest rate, the time of interest and principal payments and the currency in which amounts are payable;  ii) identify who is primarily obligated to make these payments (the “Issuer”); iii) whether the Issuer's payment obligations are limited to a specific source; iv) determine whether anyone has agreed to purchase the security under a Demand Feature; v) determine whether anyone has Guaranteed payment of the security, or of any Underlying Obligation or Qualifying Assets; vi) determine if the provider of a Demand Feature or Guarantee controls, is controlled by, or is under common control with the Issuer; and vii) determine whether the security has received any long-term or short-term credit ratings.

23.

Disclose whether bank “Deposits” as defined by the Fund, qualify as “daily liquid assets”.

Response:

-

The following disclosure has been included in the Registrant’s Prospectus:

“Under normal conditions, certain Fund Deposits may not qualify as ‘daily liquid assets.’”

24.

Confirm whether “Deposits” are First or Second Tier securities.

Response:

-

Fund Deposits have been determined to be First Tier Securities.

The Fund’s Investment Risks

25.

Clarify whether the Fund will participate in non-traditional repurchase agreements.

Response:

-

The referenced disclosure has been deleted as the Fund will not participate in non-traditional repurchase agreements.

26.

Confirm whether investing in other Investment Companies is a principal strategy.

Response:

-

In order to meet its daily liquidity requirements the Fund may invest in other investment companies.  Accordingly, the following disclosure has been included in the Registrant’s Prospectus.

“In order to meet its daily liquidity requirements the Fund may invest in other investment companies that pay redemptions on the same or next business day.”

27.

Consider revising the risk entitled “Withdraw Risk” to more accurately reflect the importance of the risk.

Response:

-

The risk has been retitled to “Bank Account Restriction Risk”.

28.

Provide additional disclosure which clarifies the resulting effect of the “seven days’ advance written notice required for withdrawals” to the Fund’s investment.

Response:

-

Risk disclosure as set forth below has been added to clarify the effect to the Fund’s investments.

“Bank Account Restriction Risk. Investments by the Fund in savings deposits have certain requirement restrictions on the number of “convenient” transfers or withdrawals that may be made per month (or per statement cycle of at least four weeks) from the account.  In order to classify an account as a “savings deposit,” the FDIC insured institution must, in its account agreement with the customer, reserve the right at any time to require seven (7) days’ advance written notice of an intended withdrawal.  In addition, for an account to be classified as a “savings deposit,” the depositor may make no more than six “convenient” transfers or withdrawals per month from the account. Accordingly, this restriction may result in a delay in liquidating the Fund’s investment.

Management of the Fund:

29.

Revise the disclosure in the section entitled “Advisor” which reads “[t]hese money market funds have been recently organized and will commence operations on approximately the same date as the Fund” to reflect the current status of the Fund.

Response:

-

The referenced disclosure has been revised to reflect the new Advisor’s information.

30.

Update the information provided relating to the amount that the Advisor manages.

Response:

-

The referenced disclosure has been revised to reflect the new Advisor’s information.

31.

Clarify the reference to the reference under “Portfolio Manager” to Jorge H. Coloma as a patriarch of the FDIC-insured CD brokerage business.

Response:

-

The referenced disclosure has been deleted.

32.

Disclose whether the Fund intends investment in “short sales” as part of its “Principal Investment Strategies”.

Response:

-

The referenced disclosure has been revised to remove the reference to short sales.

33.

Revise the third paragraph under the section entitled “Advisory Fees” to reflect what the Advisor has agreed to waive or reimburse and updated the time frame under which the contract for the waiver of the fees is enforce.

Response:

-

The referenced disclosure has been revised to reflect the new Advisor’s contractual arrangement.

34.

Revise the statement beginning with “Since the Fund has not commenced operations…” in the fourth paragraph under the “Advisory Fees” section as applicable.

Response:

-

This sentence has been deleted.

35.

Confirm the dates of the Semi-Annual Reports in the fifth paragraph under the “Advisory Fees” section.

Response:

-

The date has been revised.

Shareholder Information – How to Buy Shares:

36.

Confirm that the SIFMA recommends that the markets close, and if so, under what circumstances that happens as referenced in the last sentence of the fourth paragraph.

Response:

-

This sentence has been deleted.

37.

Specify the level of the value of an account when the Fund may “[r]edeem shares involuntarily in certain cases, such as when the value of a shareholder account falls below a specified level” as referenced in the section entitled “Other Rights of the Fund”.

Response:

-

This disclosure has been revised to reflect that level.

38.

Confirm whether the Fund assesses an annual $20 low balance fee as referenced in the section entitled “Note on Low Balance Accounts”.  If so, include this disclosure in the “Fee Table” as required.

Response:

-

The disclosure has been deleted.

Dividends, Distributions and Taxes:

39.

Confirm whether the disclosure referencing municipal securities is applicable to this Fund.

Response:

-

The disclosure has been deleted.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions:

40.

Confirm the Fund’s policy regarding the purchasing or selling of real estate.

Response:

-

Additional disclosure has been included in the “Fundamental Restrictions” section which confirms the Fund’s policy regarding the purchasing or selling of real estate and reads as follows.

“(8) The fund may not purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business).”

Investment Practices:

41.

Clarify the reference to “similar securities” in the paragraph entitled “Bank Obligations” which reads “[b]ank obligations are short-term obligations issues by U.S. banks, including certificates of deposit, time deposits and similar securities.”

Response:

-

The disclosure has been revised to read as follows.

“Bank Obligations

Bank obligations are short-term obligations issued by U.S. banks, including certificates of deposit, time deposits and money market demand accounts.

The Deposits held in the Fund’s portfolio include deposits in a checking account, negotiable order of withdrawal (NOW) account, savings account, money market deposit account (MMDA), time deposit such as a certificate of deposit (CD).  These Deposits will be limited to accounts with Federal Deposit Insurance Corporation (“FDIC”) insured banks or savings and loan associations which are backed by the full faith and credit of the U.S. Government.  Further, each of the Fund’s Deposits will not exceed the FDIC’s Standard Maximum Deposit Insurance Amount (“SMDIA”) which currently is $250,000 per depositor, per insured bank inclusive of the principal and accrued interest for each Deposit.  Accordingly, because each of the Fund’s deposits will fall within these FDIC amount limits, the entire amount of each of the Fund’s Deposit will be fully insured by the FDIC, to the extent the Deposit is below the FDIC limit.”

42.

With regards to the references to “bank obligations” and “bank deposits,” clarify if there is a distinction between a “bank obligation” and a “bank deposit.”

Response:

-

The disclosure has been revised as set forth in the Registrant’s response to comment #41 above.

43.

Clarify the statement “[d]eposits Congress affirmed to be backed by the full faith and credit of the US Government are those that the resources of the US Government stand behind.”

Response:

-

This disclosure has been deleted.

44.

Revise the disclosure under the heading “Money Market Mutual Funds” to more particularly relate to money market mutual funds.

Response:

-

This disclosure has been deleted.

Additional Information about Investments and Risks:

45.

Clarify whether the paragraph entitled “Withdraw Risk” affects the liquidity of the Fund.

Response:

-

The referenced disclosure has been retitled and clarifying disclosure has been added as set forth in response to comment #28.

Trustees and Officers:

46.

Clarify the relationship between Eduardo A. Coloma and Jorge H. Coloma disclosed in the table entitled “Interested Trustee and Officers”.

Response:

-

The referenced disclosure has been revised to reflect the new Trustees and the new Chief Compliance Officer.

47.

Clarify whether Jorge H. Coloma has any ownership interest in the Advisor under the section entitled “Leadership Structure”.

Response:

-

The referenced disclosure has been revised to reflect the new Advisor information.

48.

Revise the table entitled “Fund Shares Owned by Trustees as of December 31, 2013” to be consistent with the applicable instructions.

Response:

-

The table has been revised.

49.

Include appropriate risk language that speaks to a potential conflict of interest resulting from the Fund’s Chairman also being relate to the Advisor.

Response:

-

The referenced disclosure has been revised to reflect the new trustee and Advisor information.

Advisor:

50.

Revise the sentence in this section which reads “TCG Financial Services, LLC has been retained by the Fund under a Management Agreement to act as the Fund’s Advisor, subject to the authority of the Board of Trustees” to read “subject to the oversight of the Board of Trustees”.

Response:

-

The referenced disclosure has been revised to reflect the new Advisor information which reads in part, “subject to the authority of the Board of Trustees”.

51.

Clarify Vivian Coloma’s role with regards to the Advisor.

Response:

-

The referenced disclosure has been revised to reflect the new Advisor information.

52.

Confirm that any fees paid to the Advisor is inclusive of the administrative services capacity and disclose that amount that the Advisor is receiving for those administrative services, if any.

Response:

-

The disclosure relative to the administration of the Fund has been revised to reflect the arrangement with the new Advisor.

Financial Statements:

53.

Include the registrant’s financial statements as required.

Response:

-

The Registrant’s financial statements have been incorporated herein.

Notwithstanding our comments, the Fund acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in its filings;

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

•

it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Charles R. Ropka

Charles R. Ropka, Esq.

CRR/ab

cc: client